Acquisition of Oppenheimer Quest Officers Value Fund

On June 12, 1998, Oppenheimer Quest Value Fund, Inc. acquired all the net assets of Oppenheimer Quest Officers Value Fund, pursuant to an agreement and plan of reorganization approved by the Oppenheimer Quest Officers Value Fund shareholders on February 18, 1998. The Fund issued (at an exchange ratio of 0.643267 shares of the Fund to one share of Oppenheimer Officers Value Fund) 314,171 shares of capital stock valued at $7,009,162 in exchange for the net assets of Oppenheimer Quest Officers Value Fund, resulting in combined net assets of $1,516,410,126 on June 12, 1998. The net assets acquired included net unrealized appreciation of $1,143,229. The exchange qualified as a tax-free reorganization for federal income tax purposes.